INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

QWICK MEDIA INC.

to be held on

Monday, November 3, 2014

This document requires immediate attention.  If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

QWICK MEDIA INC.
8652 Commerce Court
Burnaby, British Columbia  V5A 4N6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF QWICK MEDIA INC.:

NOTICE is hereby given that the annual general meeting (the “Meeting”) of the holders of common shares and Class A preferred shares (collectively, the “Shareholders”) of QWICK MEDIA INC. (the “Company”) will be held at 8652 Commerce Court, Burnaby, British Columbia, on Monday, November 3, 2014 at 2:00 pm (Pacific Time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial years ended December 31, 2013 and December 31, 2012, and the accompanying reports of the auditors thereon;

2.	to appoint Morgan LLP, Chartered Accountants, as the auditors of the Company for the financial year ending December 31, 2014;

3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2014;

4.
to elect, individually, Ross Tocher, Barb Welsh, Brian Petersen, Ted Cowie, William LeClair and Steven Koles as directors to hold office until the next annual general meeting of the shareholders of the Company;

5.
to confirm, ratify and approve all acts, resolutions, deeds and things done by and proceedings of the directors and officers of the Company on behalf of the Company since the last annual general meeting of the shareholders; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed September 30, 2014 as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.  Each Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered Shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, Attention: Lori McLellan, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting (by Thursday, October 30, 2014 at 2:00 pm) or any adjournment or postponement thereof.

If you are a non-registered Shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 6th day of October, 2014.

ON BEHALF OF THE BOARD OF DIRECTORS OF
QWICK MEDIA INC.

“Ross Tocher”
Ross Tocher
President, Chief Executive Officer
and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT VIA FACSIMILE OR MAIL.

QWICK MEDIA INC.
8652 Commerce Court
Burnaby, British Columbia, Canada V5A 4N6

INFORMATION CIRCULAR
(Containing information as at October 6, 2014 unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished to the holders (each a, “Common Shareholder”) of common shares (each, a “Common Share”) and to the holders (each a, “Class A Shareholder”, and together with the Common Shareholders, the “Shareholders”) of Class A preferred shares (each, a “Class A Share”, and together with the Common Shares, the “Shares”) of Qwick Media Inc. (the “Company”) in connection with the solicitation of proxies by the management of the Company for use at the annual general meeting of the Shareholders (and any adjournment or postponement thereof) (the “Meeting”) to be held on Monday, November 3, 2014 at 2:00 pm (Pacific time) at the offices of the Company, 8652 Commerce Court, Burnaby, British Columbia, for the purposes set out in the accompanying Notice of Meeting.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is October 6, 2014.  Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting.  Each Shareholder is entitled to one vote for each Share that such Shareholder holds on September 30, 2014 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are proposed directors and/or officers of the Company.

Each Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

Each Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by counsel to the Company, Clark Wilson LLP, at 900 – 885 West Georgia Street, Vancouver, BC V6C 3H1, Attention: Lori McLellan, Fax: (604) 687-6314, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting (by Thursday, October 30, 2014 at 2:00 pm), or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by each Shareholder who is giving it or by that Shareholder’s attorney-in-fact, duly authorized by that Shareholder in writing, or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

Each Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy.  If the instructions as to voting indicated in the proxy are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.  If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly.  The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy.  It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the proxy, including the vote for the election of the nominees to the Company’s board of directors (the “Board”), the appointment of the auditors and other matters as described in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered Shareholders, or duly appointed proxyholders, are permitted to vote at the Meeting.  Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Clark Wilson LLP as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).  Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors:

(a)	any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of 400,000,000 Common Shares each having a par value of $0.001 and 100,000,000 preferred shares each having a par value of $0.001.  Effective November 15, 2011, the Company designated 25,000,000 preferred shares as Class A Shares.  The Class A Shares carry certain rights and restrictions including redemption and retraction rights.  Each Class A Share may be converted from time to time into one Common Share at the holder’s option until July 31, 2015 at the following conversion prices:  (i) $0.60 per Common Share if converted on or before July 31, 2012 (expired), (ii) $1.00 per Common Share if converted between August 1, 2012 and July 31, 2013 (expired), and (iii) $1.50 per Common Share if converted between August 1, 2013 and July 31, 2015.  As of the Record Date, determined by the Board to be the close of business on September 30, 2014, there were a total of 71,128,456 Common Shares issued and outstanding.  Each Share outstanding on the Record Date carries the right to one vote at the Meeting.  As of the Record Date, there were a total of 2,027,945 Class A Shares issued and outstanding.  Each Class A Share outstanding on the Record Date carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.  On a show of hands, every Shareholder and proxy holder will have one vote and, on a poll, every Shareholder present in person or represented by proxy will have one vote for each Share held.  In order to approve a motion proposed at the Meeting, a simple majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares, other than as set forth below:

Name	Number and Class of Securities	Type of Ownership	Percentage of Outstanding Class
Ross J. Tocher	30,025,135 Common Shares(3)	Direct and Indirect(3)	42.21%(1)(5)
	2,027,945 Class A Shares(4)	Direct	100%(2)

(1)	Based on 71,128,456 Common Shares issued and outstanding as of the date of this Information Circular, on an undiluted basis.

(2)	Based on 2,027,945 Class A Shares issued and outstanding as of the date of this Information Circular.

(3)
Includes 6,171,021 Common Shares held by R.J. Tocher Holdings Ltd., a private company controlled by Mr. Tocher, 15,594,628 Common Shares held by Concept Financial Inc., a private company controlled by Mr. Tocher, and 8,259,486 Common Shares held by In Touch Digital Media, a private company controlled by Mr. Tocher. Does not include 300,000 stock options that are each convertible into one Common Share at a price of $0.20 per share until December 29, 2015.

(4)	Each Class A Share is convertible into one Common Share at a conversion price of $1.50 per share until July 31, 2015.

(5)
Assuming conversion of all Class A Shares and the exercise of all options held by Mr. Tocher, he would hold 32,353,080 Common Shares, representing approximately 44% of the 73,456,401 outstanding Common Shares on a partially-diluted basis (assuming conversion of all outstanding Class A Shares and exercise of all outstanding options held by Mr. Tocher).

ELECTION OF DIRECTORS

The Articles of Association of the Company provide that there must be at least one (1) director.  There is no maximum number of directors. Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles of Association or until such director’s earlier death, resignation or removal.

In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed below, of which Ross Tocher, Barb Welsh and Brian Petersen are presently the members of the Board.  Management does not expect that the any of the below nominees will be unable to serve as a director.

Management proposes to nominate the persons named in the table below for election as directors of the Company. The information concerning the proposed nominees has been furnished by the respective nominees:

Name and State or Province and Country of Residence and Position with the Corporation	Date of Appointment	Principal Occupation for the Past Five Years	Number and Percentage of Voting Securities Beneficially Owned, Directly or Indirectly
Ross J. Tocher BC, Canada President, CEO and Director	September 10, 2008 January 28, 2011(1)	President and CEO of the Corporation since September 10, 2008. In 2008, he founded InTouch Digital Media Inc. to commence interactive kiosk business in China.	30,025,135 Common Shares(2) – 41.21% 2,027,945 Class A Shares – 100%
Barb Welsh BC, Canada Director	January 28, 2011
President and founder of Welsh Sales Solutions Ltd., a company that is focused on providing revenue for video screens and has exclusive contracts for many of the most successful out-of-home video networks in Canada and the United States, since 2002.
Nil(3)
Brian Petersen(7) Alberta, Canada Director	January 28, 2011
President of BK Petersen Holdings Ltd, a company that provides financial and capital markets consulting services. Mr. Petersen has over 23 years of experience as an investment banker, including 16 years with RBC Capital Markets. He was Head of Energy Investment Banking for Stonecap Securities Inc. from 2011 until 2013. Previously, between 2005 and 2010, Mr. Petersen provided investment banking expertise to Cormark Securities Inc., and founded and sold to Versant Partners Inc. his interest in a boutique banking firm, Petersen Capital Corp. From January to June 2013, Mr. Petersen was the CEO of CIEBA Energy Services (CEB: TSX-V). Mr. Petersen is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. He is also a consultant to, and board member of, Ceiba Energy Services Inc. (TSXV:CEB)
Nil(4)
Ted Cowie BC, Canada Director	June 25, 2013	Founder and President of Genuine Advertising since 2000. Mr. Cowie has over 45 years of experience as a sales, marketing and advertising executive.	Nil(5)
William LeClair(7) BC, Canada Director	April 30, 2014	Independent businessman, and former president, CEO, CFO, Executive Vice President and Corporate Secretary of Crew Gold Corporation, where worked in such different capacities between 2005 and 2010.	Nil(6)
Steven Koles(7) Alberta, Canada Director	April 30, 2014
President & CEO of HiFi Engineering, which provides high fidelity remote monitoring systems for the energy industry, since May 2014. Mr. Koles was previously President & CEO of Hemisphere GPS, a designer of innovative, high accuracy GPS based products for positioning, guidance, and machine control applications, from September 2006 to September 2012, as well as Vice President and General Manager at AOL (Time Warner) Canada from March 2003 to June 2006.
Nil(6)
Kevin R. Kortje BC, Canada CFO	January 28, 2011
CFO of the Corporation since January 18, 2011. President and founder of Middle Earth Technologies Ltd., an accounting and payroll deductions software development company, since 2002. Mr. Kortje is a Chartered Accountant with over 25 years accounting, taxation and software development experience.
Nil(3)
Gregory G. Dureault BC, Canada Senior Vice President and General Counsel	January 28, 2011
Senior Vice President and General Counsel for the Corporation since January 28, 2011. Mr. Dureault has been a member of the British Columbia Law Society since 1985 and was a founding partner in three Vancouver law firms.  In 2008, he co-founded InTouch Digital Media Inc. to commence interactive kiosk business in China.
Nil(3)

(1)	Mr. Tocher has served as the Company’s President and CEO since September 10, 2008. He has served as Chairman of the Board since January 28, 2011.

(2)
Includes 6,171,021 Common Shares held by R J Tocher Holdings Ltd., a private company wholly owned by Mr. Tocher, 15,594,628 Common Shares held by Concept Financial Inc., a private company wholly owned by Mr. Tocher, and 8,295,486 Common Shares held by In Touch Digital Media, a private company wholly owned by Mr. Tocher.  In addition to these Common Shares and Class A Shares, Mr. Tocher holds options to acquire 300,000 Common Shares at an exercise price of $0.20 per share until December 29, 2015.

(3)	Each of Ms. Welsh, Mr. Kortje and Mr. Dureault hold options to acquire 300,000 Shares at an exercise price of $0.20 per share until December 29, 2015.

(4)	Mr. Petersen holds options to acquire 300,000 Common Shares at an exercise price of $0.20 per share until December 29, 2015.

(4)
Mr. Cowie holds options to acquire 75,000 Common Shares at an exercise price of $0.60 per share until November 1, 2014 and Options to acquire 75,000 Shares at an exercise price of $0.20 per Share until November 1, 2015.

(5)	Each of Messrs. LeClair and Koles hold Options to acquire 300,000 Common Shares at an exercise price of $0.20 per share until April 30, 2019.

(6)	Audit Committee member.

Management recommends the approval of the nominees listed above for election as directors of the Company for the ensuing year.

Corporate Cease Trade Orders

Other than as set out below, to the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, been a director or officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied that person or company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Bankruptcies

Other than as set out below, to the best of management’s knowledge, no proposed director of the Company: (i) is or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)
each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at that financial year.

Compensation Discussion and Analysis

Compensation Discussion and Analysis and Compensation Governance

The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard.  The Company currently has short and long-term compensation components in place, and intends to further develop these compensation components. The Company pays consulting fees to certain NEOs, which represents the short- term compensation component, and grants options to NEOs to satisfy the long-term compensation component. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s shareholders. The Company currently uses fees and grants of options to compensate its NEOs.

The Company does not currently have in place a Compensation and Nominating Committee.  All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company, and to developing and monitoring the Company’s approach to the nomination of directors to the Board, are performed by the members of the Board.  The compensation of the NEOs and the Company’s employees is reviewed, recommended and approved by Board.

Under the Company’s compensation policies and practices, NEOs and directors are not prevented from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. However, the Board does not believe that the Company’s compensation policies and practices encourage executive officers to take unnecessary or excessive risk.

Share-based and Option-based Awards

Grants of options are made under the Stock Option Plan. The Board adopted the Stock Option Plan on January 28, 2011, with an effective date of October 25, 2010. It provides for the grant of options to the Company’s directors, officers, employees, advisors and consultants, and is administered by the Board. The maximum number of Common Shares which may be reserved and set aside for issuance under the Stock Option Plan is 5,570,623 Common Shares. Each option, upon its exercise, entitles the grantee to acquire one Common Share. The exercise price of the Common Shares that may be acquired upon exercise of options is determined by the Board at the time of grant. Stock options may be granted under the Stock Option Plan for an exercise period of up to ten years from the date of grant of the option, or such lesser period as may be determined by the Board. Options granted under the Stock Option Plan vest as determined by the Board. Options granted under the Stock Option Plan are generally non-transferable, other than upon the option holder’s death. The rights to vested but unexercised options cease to be effective on the earlier of: (1) 18 months after the death of the option holder; (2) 6 months after a change of control of the Company; (3) 12 months after loss of office due to health related incapacity or redundancy; or (4) 12 months after the retirement of the option holder from a position with the Company.

The Company does not have in place a Compensation and Nominating Committee.  Accordingly, decisions regarding the grant of options are made by the Board.  The Board takes into account previous grants of option-based awards when making decisions about new grants.

Summary Compensation Table

The following table sets out information regarding compensation paid or accrued to the Company’s NEOs during the Company’s three most recently completed financial years ended December 31, 2013, December 31, 2012 and December 31, 2011:

Name and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Ross J. Tocher President, CEO and Director(1)	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2011	Nil	Nil	23,139(4)	Nil	Nil	Nil	Nil	23,139
Kevin Kortje CFO(2)	2013	Nil	Nil	Nil	Nil	Nil	Nil	60,000(5)	60,000
	2012	Nil	Nil	Nil	Nil	Nil	Nil	60,000(5)	60,000
	2011	Nil	Nil	23,139(4)	Nil	Nil	Nil	Nil	23,139
Gregory G. Dureault Senior Vice President and General Counsel(3)	2013	Nil	Nil	Nil	Nil	Nil	Nil	140,000(6)	140,000
	2012	Nil	Nil	Nil	Nil	Nil	Nil	180,000(6)	180,000
	2011	Nil	Nil	23,139(4)	Nil	Nil	Nil	180,000(6)	203,139

(1)	Mr. Tocher was appointed as the President and CEO of the Company effective September 10, 2008.

(2)	Mr. Kortje was appointed as the CFO of the Company effective January 28, 2011.

(3)	Mr. Dureault was appointed as an officer of the Company effective January 28, 2011.

(4)
The Company used the Black-Scholes option pricing model for determining fair value of options issued at grant date. The Black-Scholes option valuation was determined using the expected life of the option, expected volatility of the Share price, expected dividend yield, and risk-free interest rate. The key assumptions are as follows: risk free interest rate of 1.92%, expected life of 4.54 to 5 years, expected stock price volatility of 66%; and expected dividend yield of 0%.

(5)	Mr. Kortje receives consulting fees of $5,000 per month, payable quarterly. The consulting fees are paid to Mr. Kortje’s personal corporation, KII Management Inc.

(6)
Mr. Dureault formerly received consulting fees of $15,000 per month, reduced to $10,000 per month effective May 1, 2013, payable monthly.  The consulting fees are paid to Mr. Dureault’s personal corporation, Greg Dureault Personal Law Corp.

Narrative Discussion

On January 28, 2011, the Company entered into a consulting agreement with KII Management Inc., a company controlled by the Company’s CFO, Kevin Kortje, pursuant to which the Company agreed to pay KII Management Inc. consulting fees of $5,000 per month. The term of the Company’s consulting agreement with KII Management Inc. is on-going but capable of termination on 2 months’ notice.

On May 1, 2013, the Company entered into a revised consulting agreement with Greg Dureault Personal Law Corp., a company controlled by the Company’s Senior Vice-President and General Counsel, Greg Dureault, pursuant to which the Company agreed to pay Greg Dureault Personal Law Corp. $10,000 per month. The term of the Company’s consulting agreement with Greg Dureault Personal Law Corp. is on-going but capable of termination on 2 months’ notice.

Other than as set forth above, during the financial years ended December 31, 2013, December 31, 2012 and December 31, 2011, no NEO received compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

There was no re-pricing of options under the Stock Option Plan or otherwise during the Company’s financial year ended December 31, 2013.

The Company has not granted any share-based awards. The following table sets forth the outstanding option-based awards for each of the NEOs as at December 31, 2013:

Name	Number of securities underlying unexercised options (#)	Option-based Awards
		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Ross J. Tocher	300,000	$0.20	December 29, 2016	$150,000(1)
Kevin Kortje	300,000	$0.20	December 29, 2016	$150,000(1)
Gregory G. Dureault	300,000	$0.20	December 29, 2016	$150,000(1)

(1)
Calculated based on the difference between the market price of the Common Shares at December 31, 2013 and the option exercise price. The last closing price of the Common Shares on the OTC was $0.70 on August 9, 2011, being the last day that the Common Shares traded.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company did not grant any Options to any NEOs during the most recently completed financial year ended December 31, 2013. The following table sets forth details of the value vested or earned for all incentive plan awards by each NEO during the year ended December 31, 2013.
Name	Option-based Awards – Value vested during the year	Share-based Awards – Value vested during the year	Non-equity Incentive Plan Compensation – Value earned during the year
Ross J. Tocher	$37,500(1)	N/A	N/A
Kevin Kortje	$37,500(1)	N/A	N/A
Gregory G. Dureault	$37,500(1)	N/A	N/A

(1)
Each of Messrs. Tocher, Kortje and Dureault held 75,000 options, each exercisable at a price of $0.20 per Common Share, that vested on January 28, 2013. The amount shown is calculated based on the difference between the market price of the Shares on the vesting date of $0.70 per Share and the Option exercise prices. The last closing price of the Shares on the OTC was $0.70 on August 9, 2011, being the last day that the Shares traded.

Narrative Discussion

See “Executive Compensation – Compensation Discussion and Analysis”, “Summary Compensation Table – Narrative Discussion” and “Options to Purchase Securities – The Stock Option Plan” for a description of all plan based awards and their significant terms.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

There are no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $120,000 from the Company or its subsidiaries, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment of the NEO or of a change of control of the Company or its subsidiaries.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets out information regarding compensation paid or accrued to the Company’s directors, other than NEOs, during the Company’s most recently completed financial year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Share-based Award ($)	Option-based Award ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen- sation ($)
					Annual Incentive Plan	Long-term Incentive Plan
Barb Welsh Director(1)	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ted Cowie(2) Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Petersen Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	6,000(3)	6,000

(1)	Ms. Welsh and Mr. Petersen were appointed as directors effective January 28, 2011.

(2)	Mr. Cowie was appointed as a director effective June 25, 2013.

(3)	Mr. Petersen receives consulting fees of $12,000 per month, payable monthly. The consulting fees are paid to Mr. Peterson’s corporation, B.K. Petersen Holdings Ltd.

Narrative Discussion

On October 15, 2013, the Company entered into a consulting agreement with BK Petersen Holdings Ltd., a company controlled by Brian Petersen, a director of the Company, pursuant to which the Company agreed to pay BK Petersen Holdings Ltd. consulting fees of $12,000 per month, plus finder’s fees ranging from 2.5% to 5%, subject to applicable securities laws in connection with assisting the Company with future business development or financing opportunities. The term of the Company’s consulting agreement with BK Petersen Holdings Ltd. was initially until April 15, 2014 but has automatically renewed monthly since then. The agreement may be terminated on one months’ notice.

Other than as set forth above, during the financial years ended December 31, 2013, December 31, 2012 and December 31, 2011, no director, who was not also a NEO, received compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

Incentive Plan Awards for Directors

Outstanding Share-based Awards and Option-based Awards

The Company has not granted any share-based awards. The following table sets forth the outstanding option-based awards for each of the directors of the Company, who were not also NEOs, as at December 31, 2013:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Brian Petersen	300,000	$0.20	December 29, 2016	$150,000(1)
Barb Welsh	300,000	$0.20	December 29, 2016	$150,000(1)
Ted Cowie	75,000	$0.60	November 1, 2014	$7,500(1)
	75,000	$0.60	November 1, 2015	$7,500(1)

(1)	Calculated based on the difference between the market price of the Common Shares on the OTC at December 31, 2013 of $0.70 and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company did not grant any options to any directors during the most recently completed financial year ended December 31, 2013. The following table sets forth details of the value vested or earned for all incentive plan awards by each director, who is not also a NEO, during the year ended December 31, 2013.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian Petersen	$37,500(2)	N/A	N/A
Barb Welsh	$37,500(2)	N/A	N/A
Ted Cowie	$7,500(3)	N/A	N/A

(1)
The amount shown is calculated based on the difference between the market price of the Common Shares on the vesting date of $0.70 per Common Share and the option exercise prices. The last closing price of the Common Shares on the OTC was $0.70 on August 9, 2011, being the last day that the Common Shares traded.

(2)	Each of Mr. Peterson and Ms. Welsh held 75,000 options, each exercisable into one Common Share at a price of $0.20 per share, that vested on January 28, 2013.

(3)	Mr. Cowie held 75,000 options, each exercisable into one Common Share at a price of $0.60 per share, that vested on November 1, 2013.

Narrative Discussion of Incentive Plan Awards for Directors

Subsequent to the year ended December 31, 2013, William LeClair and Steven Koles were appointed as directors of the Company and were each granted 300,000 options, each of which is exercisable into one Common Share at a price of $0.20 per share until April 30, 2019.

See “Executive Compensation – Compensation Discussion and Analysis”, “Executive Compensation – Summary Compensation Table – Narrative Discussion” and “Options to Purchase Securities – The Stock Option Plan” for a description of all plan based awards and their significant terms.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of our equity compensation plan at the date of this Information Circular:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,625,000	$0.23	2,945,623
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,625,000	$0.23	2,945,623

(1)	The Company does not have any warrants or rights outstanding under any equity compensation plans.

The Board adopted the Plan on January 28, 2011.  The Plan took effect on October 25, 2010 and shall terminate on October 25, 2020.  The Plan provides for the grant of incentive stock options to purchase Common Shares to the Company’s directors, officers, employees, advisors and consultants. The Plan is administered by the Board. The maximum number of the Common Shares which may be reserved and set aside for issuance under the Plan is 5,570,623 Common Shares. Each option, upon its exercise, entitles the grantee to acquire one Common Share. The exercise price of the Common Shares that may be acquired upon exercise of options is determined by the Board at the time of grant. Stock options may be granted under the Plan for an exercise period of up to ten years from the date of grant of the option or such lesser period as may be determined by the Board.

A copy of the Plan is available for review at the offices of the Company, 8652 Commerce Court, Burnaby, British Columbia, V5A 4N6 during normal business hours up to and including the date of the Meeting.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of Morgan LLP, to serve as auditor of the Company for the Company’s financial year ending December 31, 2014 at a remuneration to be fixed by the Board.

Management recommends that Shareholders vote in favour of the appointment of Morgan LLP, as the Company’s auditor for the Company’s financial year ending December 31, 2014 at a remuneration to be fixed by the Board.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

Audit Committee Charter

The following audit committee charter (the “Charter”) was adopted by the Company’s audit committee and the Board:

• Audit Committee Charter

Pursuant to NI 52-110, the Corporation’s Audit Committee is required to have a charter. The full text of the Audit Committee Charter, which was adopted by the Board, is as follows:

Purpose of Audit Committee

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants and internal auditing department; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the internal auditing department, the independent accountants, the Company’s financial and senior management and the Board.

3.	Prepare the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for inclusion in the Company’s annual proxy statement.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated under the heading “Specific Duties” in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company, the Company’s internal auditing department and the Company’s independent accountants. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department, and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

Composition

The Committee shall be composed of at least one director and if the Company has independent board members, the majority of whom shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; (ii) the independence requirements of the rules of any stock exchange upon which the Company’s securities are listed (the "Exchange Rules") for audit committee members as in effect from time to time. One or more members of the Committee shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Item 407(d)(5)(ii) of Regulation S-K and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement as required by the Exchange Rules.

Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Company annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The independent accountants shall submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a chairperson from the members of the Committee (the “Chairperson”). If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. The Committee shall also appoint a secretary who need not be a director. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be one member.

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate).

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee.

2.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants.

3.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services.

4.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls.

5.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants.

6.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

7.	Consider and review with the independent accountants, out of the presence of management:

a)	the adequacy of the Company's internal controls and disclosure controls including the adequacy of computerized information systems and security;

b)	the truthfulness and accuracy of the Company's financial statements; and

c)	any related significant findings and recommendations of the independent accountants together with management's responses thereto.

8.	Following completion of the annual audit, review with management and the independent accountants:

a)	the Company's annual financial statements and related footnotes;

b)	the independent accountants' audit of the financial statements and the report thereon;

c)	any significant changes required in the independent accountants' audit plan; and

d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

9.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

10.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

11.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses.

12.	Consider and review with management:

a)	significant findings during the year and management's responses thereto; and

b)	any changes required in the planned scope of their audit plan.

13.
Review filings with the SEC and other regulatory authorities having jurisdiction and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent accountants, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

14.
Prepare and include in the Company's annual proxy statement or other filings of the SEC and other regulatory authorities having jurisdiction any report from the Committee or other disclosures as required by applicable laws and regulations.

15.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

16.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the SEC or other regulators or prior to the release of earnings.

17.
Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants.

18.
Establish, review and update periodically a Code of Ethics and Business Conduct for employees, officers and directors of the Company and ensure that management has established a system to enforce this Code of Ethics and Business Conduct.

19.	Review management's monitoring of the Company's compliance with the Company's Code of Ethics and Business Conduct.

20.
Review, with the Company's counsel, any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company compliance policies, and programs and reports received from regulators.

21.	Evaluate and review with management the Company's guidelines and policies governing the process of risk assessment and risk management.

22.	Consider questions of possible conflicts of interest of Board members and of the corporate officers and approve in advance all related party transactions.

23.	Provide advice on changes in Board compensation.

24.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

25.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

26.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter.

27.	Review and update this Charter periodically and recommend any proposed changes to the Board for approval, in accordance with the requirements of the 1934 Act and Exchange Rules.

28.	Perform such other functions consistent with this Charter, the Company's Bylaws and governing law, as the Committee deems necessary or appropriate.

Composition

The Audit Committee is currently comprised of Brian Petersen, William LeClair and Steven Koles, all of whom are considered “independent” as that term is defined in NI 52-110.  The Company has determined that Brian Petersen qualifies as an “audit committee financial expert” as defined in NI 52-110.

Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)
an understanding of the accounting principles used by the Corporation to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

The education and experience of each Audit Committee member that is relevant to the performance of their responsibilities as an audit committee member is summarized as follows:

Brian Petersen

Mr. Petersen is the President of BK Petersen Holdings Ltd, a company that provides financial and capital markets consulting services. He is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. From 2011 to 2013, he was the Managing Director - Head of Energy Investment Banking, at Toronto-based Stonecap Securities Inc. Between 2005 and 2010, he provided investment banking expertise to Toronto’s Cormark Securities Inc. and he founded and sold his interest in a Calgary-based boutique banking firm, Petersen Capital Corp., to Versant Partners Inc. Between 1989 and 2005, Mr. Peterson worked with RBC Capital Markets in Toronto, Calgary and Houston, where he was involved in all facets of the financing industry, gaining significant experience in initial public offerings, public and private equity, public and private debt, trust unit financings and merger & acquisition transactions. Mr. Petersen obtained a Bachelor of Commerce in Finance degree from the University of British Columbia in 1989.

Steven Koles

Mr. Koles is an accomplished chief executive. He is currently President and CEO of HiFi Engineering, which provides high fidelity remote monitoring systems for the energy industry. Mr. Koles was previously the President and CEO of Hemisphere GPS, a designer of innovative, high accuracy GPS based products for positioning, guidance, and machine control applications. Prior to Hemisphere GPS, Mr. Koles was Vice President and General Manager at AOL (Time Warner) Canada, where he headed up the Internet Service businesses for Canada. Mr. Koles was also formerly the Managing Director of R4 Management Group/ WindyPoint Capital Canada, Senior Vice President, Marketing & Sales at Group Telecom, and held several management positions at TELUS Corporation, in both Corporate Development and as one of the founding team members of TELUS Advanced Communications. Mr. Koles is a graduate of the Faculty of Business at the University of Alberta, and the Executive Management Program at the University of Western Ontario's Richard Ivey School of Business.

William LeClair

Mr. LeClair has held numerous executive positions since 1991. Prior to that, he served as a Principal in the audit and financial advisory departments of Coopers & Lybrand in Vancouver and London, England, from 1976 to 1991. Mr. LeClair received his Chartered Accountant designation in 1978 from the Canadian Institute of Chartered Accountants and holds a Bachelor of Commerce degree from the University of British Columbia.

See “Directors and Executive Officers” for further biographical information with respect to the members of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the audit committee, on a case-by-case basis.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditor in the last fiscal years ended December 31, 2011 and December 31, 2013 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2013	$30,500	Nil	Nil	Nil
December 31, 2012	$44,000	Nil	Nil	Nil

Exemption

The Company is relying on the exemption provided under Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

General

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

Pursuant to National Policy 58-101 – Disclosure of Corporate Governance Practices (“NP 58-101”), the Corporation is required to disclose the corporate governance practices that it has adopted. NP 58-201 provides guidance on corporate governance practices. The Board believes that that good corporate governance improves corporate performance and benefits all shareholders of the Corporation. This section sets out the Corporation’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board is currently comprised of six directors, being Ross Tocher, Barbara Welsh, Brian Petersen, Ted Cowie, William LeClair and Steven Koles. Ms. Welsh and Messrs. Petersen, LeClair and Koles are each considered to be “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. Mr. Tocher is the President and CEO of the Company and Mr. Cowie was an employee of the Company within the last three years, and, therefore, neither are considered to be “independent” as that term is defined in NI 52-110.

Directorships

Brian Petersen is a board member of Ceiba Energy Services Inc., and William LeClair is a board member of Copper North Mining Corp and Azumah Resources Inc., each of which are reporting issuers listed on the TSX Venture Exchange.

Orientation and Continuing Education

Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.  The Company provides continuing education for its directors as such need arises and encourages open discussion at all meetings, which encourages learning by the directors.

Ethical Business Conduct

Effective March 15, 2004, the Board adopted a Code of Business Conduct and Ethics that applies to the directors and officers of the Company. The purpose of the Code of Business Conduct and Ethics is to:

1.	focus the Board and each director and officer on areas of ethical risk;

2.	provide guidance to directors to help them recognize and deal with ethical issues;

3.	provide mechanisms to report unethical conduct; and

4.	help foster a culture of honesty and accountability.

The Code of Business Conduct and Ethics requires, among other things, that directors and offices: maintain the confidentiality of the Company’s information; comply with the laws applicable to the Company, including insider trading laws; promote ethical behavior; avoid any conflicts of interest unless the relationship is approved in advance by the Board; not pursue opportunities of the Company, or use the Company’s property or information, for their own personal gain; and communicate any suspected violations of the Code promptly to the Board.

The Company’s Code of Business Conduct and Ethics was filed with the Securities and Exchange Commission on March 30, 2004 as Exhibit 14.1 to the Company’s annual report on Form 10-KSB. The Company will provide a copy of the Code of Business Conduct and Ethics to any person without charge, upon request. Requests can be sent to 8652 Commerce Court, Burnaby, British Columbia, Canada V5A 4N6.

Nomination of Directors

The Board does not have a nominating committee. The Company does not currently have any formalised processes for identifying new candidates for Board nomination.  The Board is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time to the Company, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Company does not currently have a Compensation Committee. The compensation of NEOs is determined by the Board as a whole. See “Executive Compensation” and “Director Compensation”.

Other Board Committees

The Board has no other committees other than the Audit Committee.

Assessments

Although the Company has no formalised assessment procedures to satisfy itself that its directors, Audit Committee members and the Board as a whole are performing effectively, the Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and its committees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year has been, indebted to the Company.  None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

During the year ended December 31, 2013, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  In particular, the Company paid management fees of $140,000 to Greg Dureault Personal Law Corporation, a company controlled by Greg Dureault, Vice President of the Company, $40,000 to Lizete Dureault and $60,000 to KII Management Inc. a company controlled by Kevin Kortje, the Chief Financial Officer of the Company.  The Company also recorded stock-based compensation of $3,972 as consulting fees paid to directors and officers during fiscal 2013, which decreased from $50,004 during fiscal 2012.

MANAGEMENT CONTRACTS

There were no management functions of the Company or its subsidiary, which were, to any substantial degree, performed by a person other than a director or executive officer of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such director, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and as disclosed under the heading “Particulars of Matters to be Acted On”.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification of Prior Acts of Directors and Officers

The Company is seeking shareholder approval by ordinary resolution of all proceedings, resolutions, acts, deeds and things done, on behalf of the Company, by the Board, the directors and officers of the Company from the date of the last annual general meeting of the Shareholders until the date of this Information Circular.

At the Meeting, Shareholders will be asked to approve the following ordinary resolution:

“RESOLVED BY ORDINARY RESOLUTION THAT ALL PROCEEDINGS, RESOLUTIONS, ACTS, DEEDS AND THINGS DONE, ON BEHALF OF THE COMPANY, BY THE BOARD, THE DIRECTORS AND THE OFFICERS OF THE COMPANY FROM THE DATE OF THE LAST ANNUAL GENERAL MEETING OF THE SHAREHOLDERS UNTIL THE DATE OF THE INFORMATION CIRCULAR BE CONFIRMED, RATIFIED AND APPROVED.”

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”).  Financial information is provided in the Company’s comparative financial statements and MD&A for its financial years ended December 31, 2013 and December 31, 2012.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

Dated at Vancouver, British Columbia this 6th day of October, 2014.

ON BEHALF OF THE BOARD OF QWICK MEDIA INC.

“Ross Tocher”
Ross Tocher
President, Chief Executive Officer
and Director